UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Tropicana Entertainment Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

89708X 105

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89708X 105

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,829,864 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,829,864 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,829,864 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.0% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89708X 105

1.	Names of Reporting Persons Ares Management Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,829,864 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,829,864 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,829,864 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.0% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89708X 105

1.	Names of Reporting Persons Ares Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,829,864 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,829,864 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,829,864 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.0% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89708X 105

1.	Names of Reporting Persons Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,837,364 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,837,364 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,837,364 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.0% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Tropicana Entertainment Inc.
	(b)	Address of Issuer’s Principal Executive Offices 8345 West Sunset Road, Suite 200 Las Vegas, Nevada 89113

Item 2.
(a)

Name of Person Filing
Ares Management LLC (“Ares Management”)

Ares Management Holdings LLC (“Ares Management Holdings”)

Ares Holdings LLC (“Ares Holdings”)

Ares Partners Management Company LLC (“APMC” and, together with Ares Management, Ares Management Holdings and Ares Holdings, the “Ares Filing Persons”)

	(b)	Address of Principal Business Office or, if none, Residence For each Ares Filing Person: 2000 Avenue of the Stars, 12th Floor Los Angeles, CA 90067
	(c)	Citizenship For each Ares Filing Person, Delaware
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 89708X 105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Ares Management and Ares Investments Holdings LLC (“Ares Investments Holdings”) directly and indirectly manage the following investment vehicles that, as of December 31, 2012, held in the aggregate 1,837,364 shares of common stock (“Common Stock”) of Tropicana Entertainment Inc. (the “Issuer”), as record holders of the individual amounts noted (the “Ares Recordholders”):

Ares Investment Vehicle	Shares Owned of Record
Ares IIIR/IVR CLO Ltd. (“Ares IIIR”)	98,717
Ares VR CLO Ltd. (“Ares VR”)	58,333
Ares VIR CLO Ltd. (“Ares VIR”)	58,333
Ares VIII CLO Ltd. (“Ares VIII”)	53,870
Ares X CLO Ltd. (“Ares X”)	39,393
Ares XI CLO Ltd. (“Ares XI”)	98,717
Ares XVIII CLO Ltd. (“Ares XVIII”)	21,993
Ares XIX CLO Ltd. (“Ares XIX”)	36,514
Ares XX CLO Ltd. (“Ares XX”)	25,645
Ares XXI CLO Ltd. (“Ares XXI”)	51,120
Ares XXII CLO Ltd. (“Ares XXII”)	44,858
Ares Senior Loan Trust (“ASLT”)	44,974
Wellpoint, Inc. (“Wellpoint”)	7,500
Ares Special Situations Fund, L.P. (“ASSF”)	566,720
Ares Special Situations Fund I-B, L.P. (“ASSF I-B”)	393,411
Ares Special Situations Fund III, L.P. (“ASSF III”)	237,266

No single Ares Recordholder holds 5% or more of the Common Stock of the Issuer.

Each of the Ares Filing Persons, as a result of the relationships described below, may be deemed to indirectly beneficially own the Common Stock reported on the cover pages to this Schedule 13G for such Ares Filing Person.  The asset manager of Ares IIIR is Ares CLO Management IIIR/IVR, L.P. (“Ares Management IIIR”) and the general partner of Ares Management IIIR is Ares CLO GP IIIR/IVR, LLC (“Ares GP IIIR”).  The investment manager of Ares VR is Ares CLO Management VR, L.P. (“Ares Management VR”) and the general partner of Ares Management VR is Ares CLO GP VR, LLC (“Ares GP VR”).  The investment manager of Ares VIR is Ares CLO Management VIR, L.P. (“Ares Management VIR”) and the general partner of Ares Management VIR is Ares CLO GP VIR, LLC (“Ares GP VIR”).  The investment manager of Ares VIII is Ares CLO Management VIII, L.P. (“Ares Management VIII”) and the general partner of Ares Management VIII is Ares CLO GP VIII, LLC (“Ares GP VIII”).  The investment manager of Ares X is Ares CLO Management X, L.P. (“Ares Management X”) and the general partner of Ares Management X is Ares CLO GP X, LLC (“Ares GP X”).  The investment manager of Ares XI is Ares CLO Management XI, L.P. (“Ares Management XI”) and the general partner of Ares Management XI is

Ares CLO GP XI, LLC (“Ares GP XI”).  The investment manager of Ares XVIII is Ares CLO Management XVIII, L.P. (“Ares Management XVIII”) and the general partner of Ares Management XVIII is Ares CLO GP XVIII, LLC (“Ares GP XVIII”).  The investment manager of Ares XIX is Ares CLO Management XIX, L.P. (“Ares Management XIX”) and the general partner of Ares Management XIX is Ares CLO GP XIX, LLC (“Ares GP XIX”). The investment manager of Ares XX is Ares CLO Management XX, L.P. (“Ares Management XX”) and the general partner of Ares Management XX is Ares CLO GP XX, LLC (“Ares GP XX”).The investment manager of Ares XXI is Ares CLO Management XXI, L.P. (“Ares Management XXI”) and the general partner of Ares Management XXI is Ares CLO GP XXI, LLC (“Ares GP XXI”).  The investment manager of Ares XXII is Ares CLO Management XXII, L.P. (“Ares Management XXII”) and the general partner of Ares Management XXII is Ares CLO GP XXII, LLC (“Ares GP XXII” and, together with Ares GP IIIR, Ares GP VR, Ares GP VIR, Ares GP VIII, Ares GP X, Ares GP XI, Ares GP XVIII, Ares GP XIX, Ares GP XX and Ares GP XXI, the “Ares GPs”).  The investment advisor of ASLT is Ares Senior Loan Trust Management, L.P. (“ASLT Management”) and the general partner of ASLT Management is Ares Senior Loan Trust Management, LLC (“ASLT Management GP”). The manager of Wellpoint is Ares WLP Management, L.P. (“Ares WLP Management”) and the general partner of Ares WLP Management is Ares WLP Management GP LLC (“Ares WLP GP”). The general partner of ASSF and ASSF I-B is ASSF Management, L.P. (“ASSF Management”) and the general partner of ASSF Management is ASSF Operating Manager, LLC (“ASSF Operating”).  The general partner of ASSF III is ASSF Management III, L.P. (“ASSF Management III”) and the general partner of ASSF Management III is ASSF Operating Manager III, LLC (“ASSF Operating III”).  The sole managing member of each Ares GP is Ares Management.  In addition, ASLT Management GP, ASSF Operating and ASSF III Operating are owned by Ares Management.  Ares Management is owned by Ares Management Holdings, which, in turn, is controlled by Ares Holdings. The sole manager of Ares WLP GP is Ares Investments Holdings, which, in turn, is controlled by Ares Investments LLC (“Ares Investments” and, together with the Ares Recordholders, Ares Management IIIR, Ares Management VR, Ares Management VIR, Ares Management VIII, Ares Management X, Ares Management XI, Ares Management XVIII, Ares Management XIX, Ares Management XX, Ares Management XXI, Ares Management XXII, the Ares GPs, ASLT Management, ASLT Management GP, Ares WLP Management, Ares WLP GP, ASSF Management, ASSF Operating, ASSF Operating III, ASSF Management III, Ares Investments Holdings and the Ares Filing Persons, the “Ares Entities”). Ares Holdings and Ares Investments are controlled by APMC. APMC is managed by an executive committee comprised of Michael Arougheti, David Kaplan, Gregory Margolies, Antony Ressler and Bennett Rosenthal.  Because the executive committee acts by consensus/majority approval, none of the members of the executive committee has sole voting or dispositive power with respect to any shares of Common Stock.  Each of the members of the executive committee of APMC, the Ares Entities (other than each Ares Recordholder with respect to the shares it holds directly) and the directors, officers, partners, stockholders, members and managers of the Ares Entities expressly disclaims beneficial ownership of any shares of Common Stock, except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such shares.

(b)

Percent of class:

The information contained on the cover pages to this Schedule 13G is incorporated herein by reference. The percentage amount is based on 26,312,500 shares of Common Stock outstanding as of October 31, 2012 as reported by the Issuer on its Form 10-Q for the period ending September 30, 2012.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.
	(ii)	Shared power to vote or to direct the vote The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.
	(iii)	Sole power to dispose or to direct the disposition of The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.
	(iv)	Shared power to dispose or to direct the disposition of The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2013

ARES MANAGEMENT LLC

/s/ Michael Weiner
By:	Michael Weiner
Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS LLC

/s/ Michael Weiner
By:	Michael Weiner
Its:	Authorized Signatory

ARES HOLDINGS LLC

/s/ Michael Weiner
By:	Michael Weiner
Its:	Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

/s/ Michael Weiner
By:	Michael Weiner
Its:	Authorized Signatory